March  25, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (843) 488-8279

Paul R. Dusenbury
Treasurer and Chief Financial Officer
CNB Corporation
1400 Third Avenue
Conway. South Carolina 29528


Re:	CNB Corporation
	Form 10-K filed March 4, 2005
	File No. 0-24523



Dear Mr. Dusenbury:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Accounting Comments

Form 10-K for Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm - pages 37 and 63

We refer to "Management Report on Effectiveness of Internal
Control
Over Financial Reporting" on page 62 that states management has assessed the Company`s internal controls over financial reporting and has determined that they are effective in conformity with GAAP and Call Report Instructions as of December 31, 2004. Please provide us supplementally with the following information considering the "Report of Independent Registered Public Accounting Firm" does not refer to
Call Report Instructions as part of the scope of their audit regarding management`s assessment of internal controls over financial reporting:

1. Discuss the consideration given to Section II.H.4 of SEC Commission Release No. 33-8238, "Final Rule: Management`s Reports on
Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports" which states that when management prepares a single report to satisfy both the FDICs and the
Commissions  requirements it must:

* State its responsibility for complying with laws and regulations related to safety and soundness designated by the FDIC; and

* Provide an assessment as to the effectiveness of the related internal controls over financial reporting.

2. Tell us supplementally the consideration given by your independent accountants to the reporting guidance in the following authoritative literature:

* PCAOB Staff Interpretive Response to Question 31 of  PCAOB
Auditing
Standard No. 2 which states that when a single management report is prepared that satisfies both the requirements of FDICIA and Section
404 of the Sarabanes Oxley Act the report of the auditor must address the requirements of both sets of rules.

* The related statement in Section II.H.4 of SEC Commission
Release
No. 33-8238 that states, for purposes of the attestation report, financial reporting must encompass both financials statements prepared in accordance with GAAP and those prepared for regulator reporting purposes.


*	*	*




Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
942-1924 or me at (202) 942-1783 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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CNB Corporation
Paul R. Dusenbury
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